February 8, 2008

United States Securities
  and Exchange Commission
Washington, D.C. 20549

Re:  Registration Statement on Form 10-SB
     Filed December 13, 2007
     File No. 000-52980


Dear Sir:

As part of the above referenced filing and your Comment Letter dated February 1, 2008, the following are responses to the comments:

1. Safe harbor Language deleted.

2. Robert Zysblat is both President and CFO and such language is added.

3. Nakul Sood employment history added.

4. Executive compensation table revised.

5. Executive compensation table revised.

6. Employment agreements added.

7. Interim statements added after the
   annual statements.


 /s/ Robert Zysblat      Date: February 8, 2008
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  Robert Zysblat
  President and CFO